Exhibit 4.6

CONVERTIBLE PROMISSORY NOTE

Date:

June 30, 2015

Amount of Note:

US $4,500.00

Note Issuer:

BIM Homes, Inc., a Delaware corporation

Noteholder:

Daniel C. Masters

Interest Rate:

0.0% (None)

1. Obligation. For value received, Note Issuer (or “Company”) promises to pay the sum of Four Thousand Five Hundred Dollars ($4,500.00) to the order of the Noteholder (or “Lender”), the unpaid principal amount due under this Convertible Promissory Note (“Note”).

2. Repayment Schedule. The unpaid principal balance on the Note will be due and payable  three years from the date of this Note set forth above.

At Noteholder’s option this Note may be converted at any time into common stock of the Company. The conversion rate will be One (1) Share of common stock for every One (1) Cent of debt principal converted.

3. Waiver of Presentment. The Company expressly waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note and all other notices of any kind, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without in any way affecting the liability of the Company and endorsers hereof.

4. Governing Law; Waiver. The validity, construction and performance of this Note will be governed by the laws of the State of California, excluding that body of law pertaining to conflicts of law. Company hereby waives presentment, notice of non-payment, notice of dishonor, protest, demand and diligence.

IN WITNESS WHEREOF, Company has caused this Note to be executed as of the date and year first above written.

Note Issuer (Company):

BIM Homes, Inc.

By:___/s/ Daniel C. Masters____

Daniel C. Masters, President